                                    Filed by Chronimed Inc. pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                                 Subject Company: Chronimed Inc.
                                                 Commission File Number: 0-19952

This filing relates to a planned merger between MIM Corporation ("MIM") and Chronimed Inc. ("Chronimed"), pursuant to the terms of an Agreement and Plan of Merger, dated as of August 9, 2004 (the "Merger Agreement"), by and among MIM, Corvette Acquisition Corp. (a wholly owned subsidiary of MIM) and Chronimed. The Merger Agreement is on file with the U.S. Securities and Exchange Commission ("SEC") as an exhibit to the Current Report on Form 8-K, filed by Chronimed on August 9, 2004 and is incorporated by reference into this filing.

                                    ********

CHRONIMED, INC. PRESS RELEASE DATED AUGUST 9, 2004



                      [CHRONIMED STATSCRIPT PHARMACY LOGO]


NEWS RELEASE


          CHRONIMED REPORTS FISCAL 2004 FOURTH QUARTER AND YEAR RESULTS
                        REPORTS RECORD QUARTER AND YEAR
             FOURTH QUARTER EPS OF $0.16 AND FULL YEAR EPS OF $0.54


MINNEAPOLIS, AUGUST 9, 2004 -- Chronimed Inc. (Nasdaq: CHMD) reported record revenue and earnings for the fourth quarter and year ended July 2, 2004.

Total reported Company revenue for the fourteen-week quarter ending July 2, 2004 was a record $157.7 million, up $42.3 million or 37% from $115.4 million in the prior year's thirteen-week fourth quarter. (Please see the paragraph below entitled "Financial Statement Comparisons" as you review the financial statements). Operating income as reported was a record $3.2 million for the quarter, up 48% from last year's fourth quarter. Net income as reported was a record $2.0 million, or $0.16 per share, compared to $1.4 million or $0.11 per share in last year's fourth quarter.

Henry F. Blissenbach, Chronimed's Chairman and Chief Executive Officer commented, "We are quite pleased with our financial performance for the fourth quarter and year. We delivered record revenue and earnings while overcoming reimbursement challenges. Our HIV business, including Fuzeon, continues to exceed our expectations, with our Transplant business continuing to show impressive gains over last year's levels. Looking forward, I have confidence in our outlook and in our growth prospects given the strong disease markets we are pursuing, the excellent product and payor pipelines we have in place, and our unleveraged balance sheet."


Total Year Results

For the fiscal year ended July 2, 2004, reported revenue was a record $560.0 million for the 53-week year, up $124.3 million or 29% from $435.7 million in the 52-week fiscal 2003. Operating income as reported was a record $10.0 million for the year, up 29% from $7.7 million last year. Net income as reported was $7.0 million, or $0.54 per share, compared to $5.0 million or $0.40 per share in the prior year.

Further Discussion of Fourth Quarter Results

Fourth quarter revenue as reported was a record $157.7 million for the fourteen-week quarter, and on a normalized thirteen-week quarter, revenue was a record $146.4 million, up 27% from $115.4 million in last year's fourth quarter. On a normalized thirteen-week basis, HIV revenue grew 45% year-over-year fueled by Fuzeon(R) and StatScript same-store growth. Organ transplant revenue


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August 9, 2004
Page 2



grew 9% over the year ago quarter aided by enhanced marketing to transplant centers. The remaining mostly-injectables revenue grew 12% over the year ago quarter, with revenue from rheumatoid arthritis and multiple sclerosis almost doubling, partially offset by declines in oncology and hepatitis c.

Gross profit dollars for the fourth quarter increased $2.9 million, or 21%, to $16.8 million compared to $13.9 million in the same period a year ago. The dollar increase in gross profit is due primarily to revenue growth in HIV and transplant, aided by the extra week in fiscal 2004. The gross margin rate for the fourth quarter was 10.7% of revenue compared to 12.0% of revenue in the fourth quarter a year ago. This anticipated decline in the gross margin rate is due to the reduction in Medicare reimbursement rates beginning January 1, 2004, lower-than-average margin rates received on Fuzeon(R), and an October 2003 reduction in reimbursement from an Indiana payor.

Operating expenses for the quarter were $13.6 million, or 8.6% of revenue compared to the prior year's operating expenses of $11.7 million, or 10.2% of revenue. The dollar increase in operating expenses reflects higher fulfillment costs to support revenue growth, recent investments in sales, marketing and therapy management programs, and an extra week of expenses in fiscal 2004 fourth quarter. The reduction in the operating expense rate as a percent of revenue is due primarily to the leveraging of fixed costs over a rapidly increasing revenue base.

Further Discussion of Total Year Results

Revenue reported for the 53-week fiscal 2004 was a record $560.0 million, up 29% from $435.7 million in the year ago 52-week period. On a normalized 52-week basis, revenue in fiscal 2004 was a record $548.7 million, up $113.0 million or 26% from fiscal 2003. On a normalized 52-week basis, HIV revenue grew $96.9 million or 49% over the prior year, driven by Fuzeon(R) and same-store growth. Organ transplant revenue grew $13.6 million or 16% over the prior year driven by a successful strategy of utilizing StatScript stores in key locations to gain transplant center referrals. The remaining mostly-injectables revenue grew $2.5 million over the prior year, with revenue from rheumatoid arthritis and multiple sclerosis growing almost 80%, mostly offset by declines in oncology, hepatitis c and RSV.

Gross profit for the year increased $9.8 million or 18%, to $62.9 million compared to $53.1 million a year ago. The dollar increase in gross profit is due primarily to revenue growth in HIV and transplant, aided by the extra week in fiscal 2004. Gross margin as a percentage of revenue was 11.2% for the year compared to 12.2% a year ago due to margin pressures described above.

Operating expenses for the year were $53.0 million, or 9.5% of revenue compared to the prior year's operating expenses of $45.4 million, or 10.4% of revenue. The dollar increase in operating expenses reflects higher fulfillment costs to support revenue growth, recent investments in sales, marketing and therapy management programs, and an extra week of expenses in fiscal 2004. The net 90 basis point improvement in operating expenses as a percent of revenue comes from the leveraging of G&A expenses, partly offset by increased spending rates in selling and marketing, as noted above.

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August 9, 2004
Page 3



Financial Statement Comparisons

Chronimed uses a four-week, four-week, five-week (4-4-5) quarterly accounting cycle with the fiscal year ending on the Friday closest to June 30th, which is July 2nd this year. Because this approach assumes a 364-day year (52 weeks times seven days), every several years Chronimed must add an extra accounting week to its calendar to stay in step with a normal 365- or 366-day year. Fiscal 2004 is the year Chronimed must pick up the extra week. Please be aware that this extra week in the fiscal 2004 fourth quarter and year creates an aberration when comparing to financial performance in other periods. Overall, the impact of the extra week is approximately $11.3 million in revenue, $1.2 million in gross profit; $800,000 in operating expenses; $400,000 in operating income; and $0.02 earnings per share. Throughout this year, the Company has been communicating its projected fiscal 2004 performance assuming a 14-week fourth quarter and a 53-week year. Fiscal 2005 will revert to a 52-week year.

Merger Announcement

Concurrent with this earnings release, on August 9, 2004, Chronimed Inc. and MIM Corporation (Nasdaq: MIMS) announced the signing of a definitive agreement to merge the two companies in a tax-free, stock-for-stock exchange, subject to the necessary shareholder and regulatory approvals. The Companies also announced that they expected the merger to be an excellent strategic fit and that it would be accretive within a year to both companies' shareholders. The Companies also indicated that the merger would provide significant opportunity for continued growth and operational synergies. See this separate merger announcement for additional information.

CONFERENCE CALL INFORMATION

Chronimed invites interested parties to participate in the fourth quarter financial results conference call on Tuesday, August 10, 2004, 11 a.m. EDT. To participate in the conference call, dial 212-346-6601 at least five to ten minutes prior to the scheduled time, and follow the operator's instructions. The conference call will also be webcast live over the Internet. To participate, logon to the Company's website at www.chronimed.com.

If you are unable to join the live call, it will be archived on Chronimed's website. In addition, a recording of the conference call will be available for a 24-hour period beginning at 1 p.m. EDT. To access the replay during this period, call 800-633-8284 or 402-977-9140 and enter reservation number 21204996.

ABOUT CHRONIMED INC.

Chronimed Inc. is a specialty pharmacy that distributes prescription drugs and provides specialized therapy management services for people with certain conditions, including HIV/AIDS, organ transplants, and diseases treated with biotech injectable medications. Chronimed works with patients, physicians and other health care providers, pharmaceutical manufacturers, health plans and

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August 9, 2004
Page 4



insurers, and government agencies to improve clinical and economic outcomes. Chronimed's web site address is www.chronimed.com.

Information contained in this press release and associated schedules, other than historical or current facts, should be considered forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements reflect management's current views of future events and financial performance that involve a number of risks and uncertainties. These factors include, but are not limited to, the following: our ability to maintain satisfactory on-going arrangements with biopharmaceutical manufacturers and wholesalers, and their ability to satisfy our volume, pricing, and product requirements; decrease in demand for drugs we handle; changes in Medicare or Medicaid reimbursement, rules and regulations; loss of relationships with, and/or significant reductions in reimbursements from, payors (including Aetna or other material contracts); negative cost containment trends or financial difficulties by our payors; changes in or unknown violations of various federal, state, and local regulations; costs and other effects of legal or administrative proceedings; the adoption of new or changes to existing accounting policies and practices and the application of such policies and practices; the amount and rate of growth in our selling, general and administrative expenses; the impairment of a significant amount of our goodwill; the effects of and changes in, trade, monetary and fiscal policies, laws and regulations; other activities of government agencies; increased competition; our ability to obtain competitive financing to fund operations and growth; continuing qualifications to list our securities on a national stock exchange; developments in medical research affecting the treatment or cure of conditions for which we distribute medications; the ability of management and accounting controls to assure accurate and timely recognition of revenue and earnings; computer system, software, or hardware failures or malfunctions; loss or retirement of key executives or changes in ownership; and adverse publicity, news coverage, and reporting by independent analysts. These and other risks and uncertainties are discussed in further detail in the cautionary statement filed as Exhibit 99.1 as part of Chronimed's annual report and Form 10-K filed with the Securities and Exchange Commission.

Contact:

Chronimed Inc.
Investor Relations
Brad Schumacher, (952) 979-3942
                                     (more)





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August 9, 2004
Page 5



                                 CHRONIMED INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                      THREE MONTH PERIOD ENDED                 YEAR ENDED
                                     --------------------------        --------------------------
                                      JULY 2,          JUNE 27,         JULY 2,          JUNE 27,
                                        2004             2003             2004             2003
                                     ---------        ---------        ---------        ---------
Revenue                              $ 157,659        $ 115,380        $ 559,964        $ 435,713
       Yr to Yr Growth                    36.6%                             28.5%

Cost of revenue                        140,868          101,496          497,035          382,591
                                     ---------        ---------        ---------        ---------
    Gross profit                        16,791           13,884           62,929           53,122
       % of Revenue                       10.7%            12.0%            11.2%            12.2%

Operating expenses
  Selling and marketing                  1,591            1,047            5,804            3,790
  General and administrative            10,724            9,868           43,203           38,401
  Bad debt                               1,262              801            3,961            3,204
                                     ---------        ---------        ---------        ---------
    Total operating expenses            13,577           11,716           52,968           45,395
       % of Revenue                        8.6%            10.2%             9.5%            10.4%

Income from operations                   3,214            2,168            9,961            7,727
       % of Revenue                        2.0%             1.9%             1.8%             1.8%

Interest income                             63               65              234              311
Interest expense
                                            (1)              --               (6)              --
Other income
                                            --               --              150               --
                                     ---------        ---------        ---------        ---------

Income before income taxes               3,276            2,233           10,339            8,038
Income tax expense                      (1,245)            (839)          (3,328)          (3,053)
                                     ---------        ---------        ---------        ---------
Net income                           $   2,031        $   1,394        $   7,011        $   4,985
                                     =========        =========        =========        =========
       % of Revenue                        1.3%             1.2%             1.3%             1.1%

Basic net income per share           $    0.16        $    0.11        $    0.55        $    0.40
Diluted net income per share         $    0.16        $    0.11        $    0.54        $    0.40
                                     =========        =========        =========        =========

Basic weighted average shares           12,729           12,368           12,671           12,356
Diluted weighted average shares         12,938           12,754           13,000           12,512


Note: The three month periods ended July 2, 2004, and June 27, 2003, represent 14 and 13 week periods, respectively. The years ended July 2, 2004, and June 27, 2003, represent 53 and 52 week periods, respectively.

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August 9, 2004
Page 6


                                 CHRONIMED INC.
                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                     JULY 2,      JUNE 27,
                                                                      2004          2003
                                                                    --------      --------
ASSETS
Current assets
    Cash and cash equivalents                                       $ 16,624      $ 22,854
    Short-term investments                                             1,507            --
    Accounts receivable (net of allowances of $6,321 and
      $5,940 at July 2, 2004, and June 27, 2003, respectively)        41,932        40,001
    Inventory                                                         10,348         8,614
    Prepaid expenses                                                   1,441         1,071
    Income taxes receivable                                              220            --
    Deferred taxes                                                     2,913         2,607
                                                                    --------      --------
        Total current assets                                          74,985        75,147

Property and equipment, net                                            4,942         4,487

Goodwill                                                              34,480        30,233
Other assets, net                                                        147           133
                                                                    --------      --------
    Total assets                                                    $114,554      $110,000
                                                                    ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Accounts payable                                                $ 12,486      $ 19,085
    Accrued expenses                                                   3,865         2,136
    Accrued bonus                                                      1,654         1,420
    Income taxes payable                                                  --           821
        Total current liabilities                                     18,005        23,462

Deferred taxes                                                         1,938         1,025

Shareholders' equity
    Preferred stock                                                       --            --
    Common stock, issued and outstanding shares--
          12,823 and 12,541 respectively                                 128           125
    Additional paid-in capital                                        58,332        56,248
    Retained earnings                                                 36,151        29,140
                                                                    --------      --------
        Total shareholders' equity                                    94,611        85,513
                                                                    --------      --------
        Total liabilities and shareholders' equity                  $114,554      $110,000
                                                                    ========      ========

                                 CHRONIMED INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                 (IN THOUSANDS)


                                                                     JULY 2,       JUNE 27,
YEAR ENDED                                                            2004           2003
                                                                    --------       --------
Operating activities
 Net income                                                         $  7,011       $  4,985

 Adjustments to reconcile income provided by
  operating activities:
   Depreciation and amortization                                       2,265          2,351
   Amortization of restricted stock                                       --            592
   Deferred income taxes                                                 607          1,511
   Gain on sale of Home Service Medical business                          --             --
   Income tax benefit of stock option exercises and restricted
       stock vesting                                                     194            169
   Changes in operating assets and liabilities:
       Accounts receivable                                            (1,931)         4,460
       Income taxes                                                   (1,041)           173
       Inventory                                                      (1,734)          (280)
       Accounts payable                                               (6,599)         4,274
       Accrued expenses                                                1,963           (735)
       Other assets                                                     (384)            15
                                                                    --------       --------
     Net cash provided by operating activities                           351         17,515

Investing activities
 Acquisition of Accent Rx                                             (4,247)            --
 Proceeds from sale of Home Service Medical business                      --             --
 Purchases of property and equipment                                  (2,702)        (1,333)
 Purchases of short-term investments                                  (1,525)            --
                                                                    --------       --------
     Net cash (used in) provided by investing activities              (8,474)        (1,333)

Financing activities
 Net proceeds from issuance of common stock                            1,893            366
 Net proceeds from (repayments of) borrowings                             --             --
                                                                    --------       --------
     Net cash provided by (used in) financing activities               1,893            366

(Decrease) increase in cash and cash equivalents                      (6,230)        16,548
Cash and cash equivalents at beginning of period                      22,854          6,306
                                                                    --------       --------
Cash and cash equivalents at end of period                          $ 16,624       $ 22,854
                                                                    ========       ========

FORWARD LOOKING STATEMENTS

This communication may contain statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intent, belief or current expectations of MIM and Chronimed and their respective directors and officers with respect to the future operating performance and ability to derive cost reductions, operating efficiencies and synergies. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. Important factors that could cause such differences are described in the periodic filings by MIM and Chronimed with the SEC.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the merger of MIM and Chronimed. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF MIM AND SHAREHOLDERS OF CHRONIMED ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of MIM and shareholders of Chronimed. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV, FROM MIM INVESTOR RELATIONS AT 100 CLEARBROOK ROAD, ELMSFORD, NY 10523, OR FROM CHRONIMED INVESTOR RELATIONS AT 10900 RED CIRCLE DRIVE, MINNETONKA, MN 55343.

PARTICIPANTS IN SOLICITATION

MIM, Chronimed and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of merger. Information concerning MIM's participants is set forth in the proxy statement, dated April 23, 2004, for MIM's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Chronimed's participants is set forth in the proxy statement, dated October 7, 2003, for Chronimed's 2003 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of MIM and Chronimed in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.